June 21, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By EDGAR, “CORRESP” Designation

Attention: Ms. Cecilia Blye

Re:	TOTAL S.A.

    Form 20-F for the Fiscal Year Ended December 31, 2017

    SEC Letter Dated May 23, 2018

    File No. 1-10888

Dear Ms. Blye:

Thank you for your letter dated May 23, 2018, setting forth the Staff’s comments relating to our annual report on Form 20-F for the year ended December 31, 2017, filed on March 16, 2018 (the “2017 Form 20-F”). Set forth below is the response of TOTAL S.A. (the “Company” and, together with its subsidiaries and affiliates, “TOTAL” or the “Group”) to the staff’s comments.

To facilitate the staff’s review, we have included in this letter the caption and comment from the staff’s comment letter in bold text and have provided the Company’s response immediately following the comment.

Form 20-F for the Fiscal Year Ended December 31, 2017

General

It appears from your disclosure on page 83 of Exhibit 15.1 that you may have had contacts with Sudan in 2017. Also, in your letter to us dated March 10, 2016, you discussed contacts with Syria and Sudan, and you noted that your affiliates might conduct certain activities in or relating to those countries in the future. As you know, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any direct or indirect contacts with Syria and Sudan since your 2016 letter, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Tell us whether any contacts involve the governments of Syria or Sudan or entities controlled by their governments. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues,

Ms. Cecilia Blye

Securities and Exchange Commission

assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism.

R:

Sudan:

Exploration & Production segment:

Since our March 10, 2016 letter (the “2016 Letter”), Total E&P South Sudan B.V. (“TEPSS”), an affiliate of the Group, has had contacts in Sudan in connection with the formal closing of our branch office in Khartoum, Sudan and, as of the date hereof, its incomplete de-registration from the Sudan business register. In this respect, TEPSS also made one payment in Euros of the legal fees of local legal counsel. After such payment was made, the bank involved in such payment refused to process any further payments to Sudan.

Furthermore, and also in connection with the formal closing of our branch office in Khartoum, TEPPS entered into a sales and purchase agreement dated November 26, 2016 with Mr. Abdelmtalib Mohammed Dirar, a Sudanese national, for the purpose of effecting the sale and purchase of several items of equipment (i.e. a car, a diesel power generator, office furniture and camp equipment). However, TEPSS’s various attempts to pay the warehousing service providers, which currently hold custody over TEPSS’s remaining items of equipment, have failed. This was primarily due to the fact that (notwithstanding the recent lifting of the U.S. economic sanctions) all international banks that have been contacted thus far have declined to process its requests for transfers of funds to Sudan, the purpose of which was the settlement of invoices of TEPSS’ warehousing service providers. As a result, the warehousing service providers have refused to release the items of the aforementioned low-value equipment to the buyer. We will continue in our efforts to find an international bank acceptable to TOTAL and willing to make transfers to Sudan.

In addition, Total E&P Activités Pétrolières (“TEPAP”), an affiliate of the Group, has had contacts in Sudan related to the execution of a confidentiality agreement on May 23, 2017 between TEPAP and the Government of the Republic of Sudan represented by the Ministry of Petroleum & Gas – Oil Exploration and Production Authority for blocks offered in the 2nd international round. During a one-day meeting, which took place on May 23, 2017, blocks on offer were presented by Sudapet (Sudan National Petroleum Company). A team representing TEPAP arrived on the day of the meeting and left immediately after it was concluded. No payment was made. TEPAP did not make any application in relation to the bid round.

Marketing & Services segment:

Certain affiliates of Total Marketing & Services S.A., an affiliate of the Group, sold de minimis amounts of jet fuel from the period of 2015 to the present interim period to brokers that were subsequently delivered by these brokers to Sudanese companies at airports located outside of Sudan. Total revenue associated with these sales during the period from 2015 to the present interim period was approximately $0.10 million.

Ms. Cecilia Blye

Securities and Exchange Commission

Since the 2016 Letter, Total Fluides, an affiliate of the Group, has continued to sell dearomatized aliphatic fluid on a spot basis to a private Sudan-based customer for the purpose of manufacturing aerosol insecticides. Total revenue associated with these sales during the period from 2015 to the present interim period was approximately $0.28 million1.

As mentioned in the 2016 Letter, until 2014 Total Marketing Middle East FZE (“TMME”), an affiliate of the Group, sold finished lubricants pursuant to a distribution agreement with a private Sudanese entity to one of this entity’s affiliates in the United Arab Emirates. TMME terminated this activity in 2014. In 2017, TMME signed a new distribution agreement with this private Sudanese entity and resumed sales of finished lubricants to its United Arab Emirates affiliate. Total revenue associated with these sales during the period from 2017 to the present interim period was approximately $2.3 million2.

Total Uganda Limited, an affiliate of the Group, has provided fuel payment card services and sold fuel to the embassy of Sudan in Uganda. Total revenue associated with these sales during the period from 2015 to the present interim period was approximately $0.05 million.

As mentioned in the 2016 Letter, Total Ethiopia SC (“TESC”), an affiliate of the Group, participates in the fuel distribution industry in Ethiopia, which is regulated by the Ethiopian Petroleum Supply Enterprise (“EPSE”), an entity of the Ethiopian government. TESC purchases its bulk fuel products from EPSE. EPSE obligates all distributors to purchase fuel from EPSE at its declared prices and from its official supply depots and terminals, two of which are located in Sudan in Al Jaily and Al Shegera. As required, TESC procures fuel from these terminals, but its only activity in the country is the loading and transportation of the fuel to Ethiopian stations and distribution points. TESC has no financial ties to any Sudanese entity. All invoices and orders are made through and managed by EPSE. To our knowledge, no government or private entity directly benefits from TESC’s involvement in these activities.

Since 2016, TESC has stored its LPG at its Dukem Depot facility. In February 2018, TESC signed an agreement to purchase LPG from Nile Petroleum Ethiopia Ltd, a wholly-owned Ethiopian affiliate of Nile Petroleum Ltd, a company controlled by the Sudanese government, for the purchase and delivery of liquefied petroleum gas in Ethiopia. However, due to a lack of supply, no product has been exchanged under this contract and no money has been paid. To our knowledge, this company has Sudanese investors, but TESC does not know or have any contacts with anyone other than the local Ethiopian entity and its staff.

In 2017, Total Marketing France, an affiliate of the Group, signed a contract with the Sudanese Embassy in France for the provision of fuel payment cards to be used in the Group’s service stations. However, the Embassy has not yet requested the issuance of any such cards and no sales have taken place.

Concerning these activities, unless otherwise noted, the affiliates may conduct similar activities in the future.

1 Revenue amounts converted from Euros to US Dollars using US Department of the Treasury Reporting Rates (the “Reporting Rates”) as of December 31 of 2015, 2016 and 2017 and March 31, 2018.

2 Revenue amounts converted from Dirhams to US Dollars using the Reporting Rates as of December 31, 2017 and March 31, 2018.

Ms. Cecilia Blye

Securities and Exchange Commission

Syria:

Exploration & Production segment:

In early December 2011, we ceased our activities in Syria related to oil and gas production. In the period from December 2011 to 2016, our contacts in Syria were limited as described in the 2016 Letter. Since March 2016, we continue to have very limited contacts in Syria. We had three brief meetings (one each year starting in 2016) with the state-owned General Petroleum Company (“GPC”), each of which lasted approximately 15 to 20 minutes. These meetings were of a diplomatic nature to demonstrate our intention to protect our rights and interests in the country. There was no discussion of any technical matters. We also received two invitations to attend shareholder meetings (in 2016 and in 2017) from representatives of DEZPC, a joint venture company in which TOTAL and the state-owned Syrian Petroleum Company each hold a 50% stake, which we declined. Similar limited occasional contacts may be anticipated in the future.

With respect to the office of our affiliate Total E&P Syrie (“TEP Syrie”) in Damascus, which was significantly downsized as set forth in the 2016 Letter, the size has remained stable since 2016. The office continues to not have an operational role and is mainly dedicated to preserving TEP Syrie’s assets in Syria, dealing with administrative tasks and assisting in handling legal and contractual issues. For the maintenance of the office and its personnel, TEP Syrie made payments to Syrian government agencies in the form of taxes and contributions for the public services rendered, and TEP Syrie has contracts with private Syrian entities for certain administrative tasks (e.g., lease contract for the office, medical insurance for our employees, local external counsel and storage). We note that in 2017, the GPC, without authorization, removed some remaining oil and gas fittings (e.g. valves and steel pipe) from a warehouse, most of which were the property of TEP Syrie. A protest letter was sent to the GPC concerning this unauthorized removal.

As indicated above, certain of our contacts in Syria were with entities controlled by the government of Syria, namely the GPC.

Marketing & Services segment:

As mentioned in the 2016 Letter, Total UAE LLC (“Total UAE”), an affiliate of the Group, sold primarily additives until the end of 2013 to a private Syrian distributor that blended lubricants under the TOTAL and ELF brand names for distribution in Syria pursuant to a non-exclusive distribution and blending agreement. Since our 2016 letter, due to the situation in Syria, sales dropped from nearly 300 tons in 2015 to less than 180 tons in 2016 and to 15 tons in 2017. In May 2018, sales increased to 131 tons. The distribution agreement currently in place is effective until December 2018.

As mentioned in the 2016 Letter, Total UAE began selling finished lubricants (less than 100 tons) to another private Syrian distributor in 2015. In 2016, a new distribution agreement was entered into between Total UAE and this private Syrian distributor, pursuant to which Total UAE sold less than 200 tons of finished lubricants in 2016. No sales to this client have been made since.

Total UAE also made direct sales of less than 50 tons of lubricants to a private Syrian entity in 2016. No sales to this client have been made since.

Ms. Cecilia Blye

Securities and Exchange Commission

Caldeo, an affiliate of the Group, sold domestic heating oil to the Syrian Embassy in France, which generated revenues of approximately $0.03 million3 for the period from 2015 through the present interim period.

*        *         *

As of or for the period ended December 31, 2017, the approximate dollar amounts of revenues, assets and liabilities associated with our activities in Sudan and Syria combined, were approximately 0.001%, 0.014% and 0.092%, respectively, of our revenues, assets and liabilities.

Approximate dollar amounts of revenues, assets, and liabilities for the last three fiscal years and subsequent interim financial period associated with the activities described in our response are set forth below. Assets include property, plant & equipment, inventory and trade receivables. Liabilities include other provisions (deferred tax and risks), intercompany financing and account payables. As we ceased our activities that contribute to oil and gas production in Syria in early December 2011, there is no revenue reflecting cash payments pursuant to the Deir Ez Zor license and Tabiyeh contract as detailed on page 42 of our 2017 Form 20-F.

Sudan:

Exploration & Production segment:

in millions of $	as of or for the period ended 31/3/2018	as of or for the period ended 31/12/2017	as of or for the period ended 31/12/2016	as of or for the period ended 31/12/2015

Revenues	0	0	0	0
Assets	0	0	0	0

of which intercompany transactions	0	0	0	0
Liabilities	0.1	0.1	0.1	0

of which intercompany transactions	0	0	0	0

3 Revenue amounts converted from Euros to US Dollars using the Reporting Rates as of December 31 of 2015, 2016 and 2017 and March 31, 2018.

Ms. Cecilia Blye

Securities and Exchange Commission

Marketing & Services segment:

in millions of $	as of or for the period ended 31/3/2018	as of or for the period ended 31/12/2017	as of or for the period ended 31/12/2016	as of or for the period ended 31/12/2015

Revenues/ Turnover	0.54	1.84	0.14	0.14

Assets	0.006		.006	0

of which intercompany transactions	0	0	0	0

Liabilities	0	0	0	0

of which intercompany transactions	0	0	0	0

Syria:

Exploration & Production segment:

in millions of $	as of or for the period ended 31/3/2018	as of or for the period ended 31/12/2017	as of or for the period ended 31/12/2016	as of or for the period ended 31/12/2015

Revenues	0	0	0	0

Assets	33	33	33	33

of which intercompany transactions	0	0	0	0

Liabilities	118	118	117	120

of which intercompany transactions	72	72	72	71

Ms. Cecilia Blye

Securities and Exchange Commission

Marketing & Services segment:

in millions of $	as of or for the period ended 31/3/2018	as of or for the period ended 31/12/2017	as of or for the period ended 31/12/2016	as of or for the period ended 31/12/2015

Revenues/ Turnover	0.006	0.085	0.80	0.95

Assets	0	0	0	0.005

of which intercompany transactions	0	0	0	0

Liabilities	0	0	0	0

of which intercompany transactions	0	0	0	0

TOTAL does not believe that its activities in targeted countries are in violation of applicable economic sanctions regimes administered by the United States and the European Union.

While we are aware of the divestment and similar initiatives regarding investments in companies that do business with countries that have been designated as state sponsors of terrorism, we believe that such initiatives are intended to address investments in companies with extensive business with such countries. In view of the fact that our business contacts and activities in Syria and Sudan are not material to the group, individually or in the aggregate, quantitatively or qualitatively, we currently have no reason to believe that the investor sentiment evidenced by such initiatives is likely to have a material impact on the Group.

*        *         *

As requested, we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the

Ms. Cecilia Blye

Securities and Exchange Commission

filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter to the undersigned at +33-1-4744-4546 or Krystian Czerniecki of Sullivan & Cromwell LLP at +49-69-4272-5525.

Very truly yours,

/s/ Patrick de La Chevardière
Patrick de La Chevardière Chief Financial Officer

cc:	John Reynolds
(Securities and Exchange Commission)

Serge Garcia
Lycia Alderin
(TOTAL S.A.)

Krystian Czerniecki
(Sullivan & Cromwell LLP)